UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.

(Translation of registrant’s name into English)

Steakholder Foods Ltd.

22 Einstein St., Ness Ziona, 7403686 Israel

+972 8-974-0000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

SPECIAL GENERAL MEETING

Steakholder Foods Ltd. (the “Company”) announces that it will hold a Special General Meeting of Shareholders (the “Meeting”) at its executive offices at 22 Einstein St., Ness Ziona, 7403686 Israel, on Tuesday, September 15, 2026, at 4:00 p.m. Israel time (9:00 a.m. EDT). The Company is distributing a proxy statement (which includes the full version of the proposed resolutions) and proxy cards to all shareholders of record. A notice with additional information about the Meeting and the proxy statement, which includes the full version of the proposed resolutions, are attached hereto as Exhibit 99.1, and proxy cards for holders of American Depositary Shares and ordinary shares are attached hereto respectively as Exhibits 99.2 and 99.3.

This Report on Form 6-K is incorporated by reference into the registration statements on F-3 (File Nos. 333-276845, 333-285501, 333-286445, 333-289323, 333-288621, 333-291594 and 333-296777) and on Form S-8 (File Nos. 333-255419, 333-267045, 333-271112, 333-279010, 333-286245 and 333-293876) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
	Name:	Arik Kaufman
	Title:	Chief Executive Officer

Date: August 11, 2026

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Special General Meeting of Shareholders and Proxy Statement dated August 11, 2026

99.2	A Proxy Card, by means of which holders of American Depositary Shares of the Company, evidenced by American Depositary Receipts, may vote at the meeting without attending in person.

99.3	A Proxy Card, by means of which holders of ordinary shares of the Company may vote at the meeting without attending in person.

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